UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    (Amendment No. Initial)*

         VAAL REEFS EXPLORATION AND MINING COMPANY, LTD.
                        (Name of Issuer)

                  AMERICAN DEPOSITARY RECEIPTS
                 (Title of Class of Securities)

                            918506403
                         (CUSIP Number)

        HAROLD P. HANDS, EXECUTIVE VICE PRESIDENT, LEGAL
 MACKENZIE FINANCIAL CORPORATION, 150 BLOOR STREET WEST, SUITE M111,
            TORONTO, ONTARIO  M5S 3B5 (416) 922-5322
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        November 10, 1997
     (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







 CUSIP No.     918506403       13D                   Page 2 of 4



     1.   NAME OF REPORTING PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
          Industrial Growth Fund, by its Investment Advisor,
          Mackenzie Financial Corporation

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a) [   ]
                                                       (b) [ x ]
     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS
          OO

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                   [   ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Toronto, Ontario, Canada

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
          1,000,000 ADRs (through Investment Advisor, Mackenzie Financial
           Corporation)

     8.   SHARED VOTING POWER
          NIL

     9.   SOLE DISPOSITIVE POWER
          1,000,000 ADRs Shares (through Investment Advisor, Mackenzie
           Financial Corporation)

     10.  SHARED DISPOSITIVE POWER
          NIL

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 ADRs

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES. *                                        [   ]

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%

     14.  TYPE OF REPORTING PERSON *
          IV - Unregistered Investment Company (Canadian Mutual Fund Trust)











                          Schedule 13D              Page 3 of 4

 Item 1   Security and Issuer
          Common Shares
          VAAL REEFS EXPLORATION AND MINING COMPANY, LTD.
          One Marine Midland Center
          Buffalo, N.Y.  14203

 Item 2   IDENTITY AND BACKGROUND

 Item 2(a)     Name
          Industrial Growth Fund

 Item 2(b)     Business Address
          150 Bloor Street West, Suite M111
          Toronto, Ontario, Canada   M5S 3B5

 Item 2(c)     Principle Business
          Canadian Mutual Fund Trust

 Item 2(d)     Criminal Convictions
          Nil

 Item 2(e)     Civil Proceedings
          Nil

 Item 2(f)     Citizenship
          N/A

 Item 3   Source and Amount of Funds or Other Consideration
          Purchase price paid from internal source - net assets of Canadian mutual fund trust.

 Item 4   Purpose of Transaction
          The purpose of the transactions reported on this Form Schedule 13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

 Item 5   INTEREST IN SECURITIES OF THE ISSUER

 Item 5(a) Aggregate Number and Percentage of Shares Beneficially Owned 1,000,000 ADRs, 5.2%

                          Schedule 13D              Page 4 of 4

 Item 5(b)     Number of Shares as to which such person has:
     (i)  Sole power to vote or direct the vote:  1,000,000 ADRs
          (through Investment Adviser, Mackenzie Financial Corporation)
     (ii) Shared power to vote or direct the vote:           NIL
     (iii) Sole power to dispose or direct the disposition:1,000,000 ADRs (through Investment Adviser, Mackenzie Financial Corporation)
     (iv) Shared power to dispose or direct the disposition: NIL

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              September 23, 1997
          (iii)     Amount:                       60,000 Shares
          (iv) Price per share:                   $4.28
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              September 24, 1997
          (iii)     Amount:                       75,000 ADRs
          (iv) Price per share:                   $4.4267
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              September 24, 1997
          (iii)     Amount:                       25,000 ADRs
          (iv) Price per share:                   $4.3750
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              October 27, 1997
          (iii)     Amount:                       200,000 ADRs
          (iv) Price per share:                   $4.50
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              October 27, 1997
          (iii)     Amount:                       100,000 ADRs
          (iv) Price per share:                   $4.4531
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              October 28, 1997
          (iii)     Amount:                       75,000 ADRs
          (iv) Price per share:                   $4.3750
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              October 28, 1997
          (iii)     Amount:                       125,000 ADRs
          (iv) Price per share:                   $4.3625
          (v)  Where and how transaction effected: Market Purchase

 Item 5(c)     Transactions
          (i)  Transaction effected by:   Industrial Growth Fund
          (ii) Date:                              November 10, 1997
          (iii)     Amount:                       300,000 ADRs
          (iv) Price per share:                   $4.0625
          (v)  Where and how transaction effected: Market Purchase

 Item 5(d)     Other Interests
          Nil

 Item 5(e)     Date on which reporting person ceased to be beneficial owner of more than 5%
          N/A

 Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          N/A

 Item 7   Material to be Filed as Exhibits
          N/A





          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





          W. Sian B. Brown
          Vice-President, Legal                November 14, 1997